UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
ZAGG Inc.
(Name of Issuer)
(Title of Class of Securities)
9884U108
(CUSIP Number)
James C. Roumell
Roumell Asset Management, LLC
2 Wisconsin Circle, Suite 640
Chevy Chase, MD 20815
(301)656-8500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 03, 2020
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page
The information required on the remainder of this cover page shall not be deemed to be filed for the purposes of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Instructions).

CUSIP No.: 9884U108

1	NAME OF REPORTING PERSON: Roumell Asset Management, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 52-2145132
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,110,926 (These shares are deemed to be owned beneficially by Roumell Asset Management, LLC solely as a result of its discretionary power over such shares as investment adviser to the Roumell Opportunistic Value Fund(the "Fund").)

8	SHARED VOTING POWER
80,770 (These shares are deemed to be owned beneficially by Roumell Asset Management, LLC ("RAM") solely as a result of its discretionary power over such shares as investment adviser to its clients.

9	SOLE DISPOSITIVE POWER
1,110,926 (These shares are deemed to be owned beneficially by Roumell Asset Management, LLC solely as a result of its discretionary power over such shares as investment adviser to the Roumell Opportunistic Value Fund(the "Fund").)

10	SHARED DISPOSITIVE POWER
80,770 (These shares are deemed to be owned beneficially by Roumell Asset Management, LLC ("RAM") solely as a result of its discretionary power over such shares as investment adviser to its clients.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,191,696
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4% (The denominator is based on the 29,756,911 shares of common stock outstanding as of March 13, 2020, as stated on the facing page of the Form 10-K for the year ended December 31, 2019 (the "Form 10-K") filed by ZAGG Inc.)

14	TYPE OF REPORTING PERSON IA

CUSIP No.: 9884U108

1	NAME OF REPORTING PERSON: James C. Roumell ("Roumell") I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,112,926 (Includes 1,110,926 shares of common stock held by the Fund and 2,000 shares of common stock owned directly by Roumell. Roumell is President of RAM and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of RAM, Roumell could be deemed the beneficial of the shares beneficially owned by the Fund.)

8	SHARED VOTING POWER
80,770 (These shares are deemed to be owned beneficially by RAM solely as a result of its discretionary power over such shares as investment adviser to its clients. Roumell is President of RAM and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of RAM, Roumell could be deemed the beneficial of the shares beneficially owned by RAM.)

9	SOLE DISPOSITIVE POWER
1,112,926 (Includes 1,110,926 shares of common stock held by the Fund and 2,000 shares of common stock owned directly by Roumell. Roumell is President of RAM and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of RAM, Roumell could be deemed the beneficial of the shares beneficially owned by the Fund.)

10	SHARED DISPOSITIVE POWER
80,770 (These shares are deemed to be owned beneficially by RAM solely as a result of its discretionary power over such shares as investment adviser to its clients. Roumell is President of RAM and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of RAM, Roumell could be deemed the beneficial of the shares beneficially owned by RAM.)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,193,696
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4% (The denominator is based on the 29,756,911 shares of common stock outstanding as of March 13, 2020, as stated on the facing page of the Form 10-K filed by ZAGG Inc.)

14	TYPE OF REPORTING PERSON IN

CUSIP No.: 9884U108
ITEM 1.	SECURITY AND ISSUER:
This Schedule 13D relates to the common stock of ZAGG Inc. (the "Issuer"). The principal executive office of the Issuer is 910 West Legacy Center Drive, Suite 500, Midvale, UT 84047.
ITEM 2.	IDENTITY AND BACKGROUND:
This joint statement on Schedule 13D is being filed by Roumell Asset Management, LLC and by James C. Roumell (the Reporting Persons).

Roumell Asset Management is organized as a Maryland limited liability company. Its principal address, and address of its principal business, is 2 Wisconsin Circle, Suite 640, Chevy Chase, Maryland 20815. Roumell Asset Management is a registered investment adviser.

Mr. Roumell's business address is 2 Wisconsin Circle, Suite 640, Chevy Chase, Maryland 20815. Mr. Roumell's present principal occupation is acting as the President of Roumell Asset Management, a registered investment adviser, whose address is set forth above.

During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, none of the Reporting Persons have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
Roumell Asset Management is the sole investment adviser to the Roumell Opportunistic Value Fund (the Fund), an investment company registered under the Investment Company Act of 1940. As investment adviser to the Fund, Roumell Asset Management caused the Fund to purchase 1,110,926 shares of common stock of the Issuer. The aggregate purchase price was $7,296,443, inclusive of brokerage commissions. The sources of funding for these purchases were proceeds from the sale of Fund shares.

Roumell Asset Management is a registered investment adviser under the Investment Advisers Act of 1940. Roumell Asset Management directed client accounts as to which it had discretionary authority to purchase, for the clients benefit and in the clients names (or in street name), 80,770 shares of common stock of the Issuer and in most instances, has voting power over such shares. The aggregate purchase price was $565,771, inclusive of brokerage commissions. The sources of funding for these purchases were individual client funds.

Mr. Roumell purchased 2,000 shares of common stock for an aggregate purchase price of $14,121, inclusive of brokerage commissions. The source of funding for these purchases was personal funds.
ITEM 4.	PURPOSE OF TRANSACTION:
As was reported in the initial 13D filed March 17, 2020, the Reporting Persons acquired shares of the common stock of the Issuer as part of their ordinary course of business for investment purposes, based on their belief that the Issuers stock was undervalued and represented an attractive investment opportunity. As of March 16, 2020, the Reporting Persons decided to send a letter to the Issuers Board of directors to ask it to re-initiate the Issuers process to sell the company. Accordingly, the Reporting Persons sent a letter, dated March 17, 2020, to the Issuers Board of directors. Subsequent to that filing, the Reporting Persons have had constructive discussions with ZAGG's management and Board and expect to continue their dialogue. Reporting Persons believe that the Board could benefit by adding new, independent directors to help determine the best path forward for the company, and expressed that specific view to them on a March 27th phone call.

Roumell Asset Management was happy to receive a letter from Board Chair Cheryl Larabee, dated April 1st, welcoming their input to Board representation. Roumell Asset Management proposes three candidates to join the Board. These candidates will bring an extensive set of strong corporate skills, including governance, industry operations, and M & A experience:

Doug Suliman, age 64, for the past ten years has been President of Breton Capital Management, LLC, a Boston-based investment firm active in both venture capital and middle market private equity. Mr. Suliman currently serves on the board of directors of ezCater, Inc., a Breton portfolio company engaged in the catering services industry. He also serves as the managing member of Breton Funding SE, LLC, a special purpose vehicle established to fund the purchase of a controlling interest in and operational turnaround of SmartEquip, Inc., a global online marketplace connecting owners and OEMs of construction equipment.

Prior to founding Breton Capital, Mr. Suliman, in partnership with The Baupost Group, led the acquisition of a controlling interest in NationsRent, Inc. through a debt for equity swap in a consensual plan of reorganization allowing the company to successfully emerge from bankruptcy. Prior to filing for Chapter 11 protection, NationsRent, Inc. was a publicly held company and among the largest construction equipment rental companies in the world. In his role as Co-Chairman and Executive Director Mr. Suliman was responsible for board leadership, financial oversight of the company, the initial public offering of both secured and unsecured debt, and finally the profitable sale of NationsRent to Ashtead, plc in a cash transaction exceeding $1 billion. Following the sale, he continued in partnership with The Baupost Group to develop and execute on a strategy to acquire unsecured creditor claims which resulted in a six-fold return on invested capital.

Mr. Suliman was recruited in 2013 to join the board of directors of publicly-held Tecumseh Products Company (TECU), a global manufacturer of compressors for the commercial refrigeration market. At the time he joined the board, the company was unprofitable, losing market share and needed to address numerous governance, management, operational and financial challenges. Mr. Suliman helped lead the sale of the company in September 2015 to an affiliate of Mueller Industries, Inc. Prior to the announcement of the sale for $5.00 per share, TECUs shares traded at approximately $2.00 per share. During the four-year period following the sale, Mr. Suliman vigorously defended the board of directors decision to sell the company and helped defeat a class and derivative lawsuit brought by shareholder plaintiff counsel.

Earlier in his career Mr. Suliman was a commercial banker at Bank of Boston, President of The Boston Company Energy Advisors and Managing Director of First Reserve Corporation. He is a graduate of the University of Massachusetts in Amherst and received his MBA from Northeastern University. He has been happily married to the former Patricia Margaret OBrien for over 40 years and resides in Sherborn, Massachusetts.

Steve Tarr, age 63, is a C-Suite Executive with 40+ years of international experience across diverse manufactured goods businesses spanning industrial, commercial wireless providers, military and big-box consumer end users including Best Buy, Walmart and Target. He excels at driving innovation and growth for large, complex P&Ls utilizing global brands and international channels like BOSE, STANLEY Black & Decker and ZAGG.

Mr. Tarr is Principal owner of Zero Spin Technologies (ZST), based in Denver, Colorado. ZST functions in an advisory and consulting role to private equity, hedge funds, governments, public and privately held companies to solve their domestic and international business concerns.

Prior to ZST, Steve was the Chief Operating Officer of ZAGG Corporation. As COO Mr. Tarr improved margins through COGS reductions, inventory and supplier rationalization, 3PL negotiations and lean initiatives in the supply chain that included term improvements, cost reductions, freight cost reductions and cash-flow improvements. During Mr. Tarrs tenure, ZAGG stock moved from 5.70 to 21.40.

Prior to joining ZAGG, Steve was the Director of Global Operations for STANLEY Black & Decker (NYSE: SWK); As Infrastructure Solutions Director for Europe and North America and China, his responsibilities included lean operations, automation, engineering, sales, quality, distribution/logistics and supply chain. Specializing in the standardization of dissimilar operating systems (Germany, China, Minnesota and Oregon), instilling lean manufacturing and global best practices. Stanley Black & Decker is a $14 billion, Fortune 500 Corporation.

Edward Terino, age 66, has significant board and operating management experience in B2B and B2C technology businesses. From April 2016 until February 2019, Mr. Terino was the Chief Executive Officer of SeaChange International Inc. (NASDAQ: SEAC), a global leader in video technology solutions to content owners, telecommunications providers and cable operators. Mr. Terino served as a member of the Board of Directors of SeaChange International from July 2010 until February 2019, where he was Chairman of the Audit Committee from April 2012 until June 2015 and a member of the Compensation Committee from December 2010 until June 2015.

From October 2012 to November 2013, Mr. Terino served as a director of Extreme Networks, Inc., a NASDAQ listed network switching and services company (NASDAQ: EXTR), where he was a member of the Audit Committee. From April 2007 through February 2012, Mr. Terino served as a director of S1 Corporation, a NASDAQ listed internet banking and payments software company (NASDAQ: SONE), where he was Chairman of the Audit Committee and a member of the Compensation Committee.

Prior to 2001, Mr. Terino held senior financial and operational management positions over a 15-year period with several publicly traded technology companies. Mr. Terino began his career at Deloitte & Touche and spent 9 years in their consulting services organization. Mr. Terino earned a BS degree in Management from Northeastern University and he earned an MBA from Suffolk University.

Roumell Asset Management believes that because ZAGG owns a portfolio of brands, it has multiple options in which to navigate the current environment, and ultimately reward shareholders at a value substantially above today's market price. For example, HALO is sold solely on QVC and online, and is thus unlikely to be affected by store closures due to the pandemic. HALO was purchased for $38.5 million in 2018 and its sales were up over 20% in 2019. Roumell Asset Management has been told that this "swiss army knife-like" battery, with the ability to easily charge car batteries, is well positioned to move from online/QVC sales into auto supply stores like O'Reillys (ORLY) and Autozone (AZO). Thus, the company should seriously consider selling HALO to build cash and reduce debt.

As stated in its March 27th call with the Board, Roumell Asset Management believes adding new board members would not only be highly valuable to the existing Board, but, in fact, is absolutely necessary in order to maximize value for all shareholders.

The Reporting Persons, in the ordinary course of business, regularly review their equity interest in the Issuer. The Reporting Persons may purchase additional shares or dispose of all or any portion of the shares of the Issuer. The Reporting Persons may also enter into discussions with third parties and other stockholders.

Depending on their assessment of the foregoing factors, the Reporting Persons may, from time to time, modify their present intention as stated in this Item 4.
ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER:
(a) See Items 11 and 13 of the cover pages of this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number of shares and percentage of common stock beneficially owned by each of the Reporting Persons.

(b) See Items 7, 8, 9 and 10 of the cover pages to this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number of shares of common stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or direct the vote and/or sole or shared power to dispose or to direct the disposition of such shares of common stock.

The 1,110,926 shares are deemed to be owned beneficially by Roumell Asset Management solely as a result of its discretionary power over such shares as investment adviser to the Fund. The 80,770 shares are deemed to be owned beneficially by Roumell Asset Management solely as a result of its discretionary investment power and, in most instances, voting power over such shares as investment adviser. Roumell Asset Management has no economic interest in these shares. Mr. Roumell is the President of Roumell Asset Management and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of Roumell Asset Management, Mr. Roumell could be deemed the beneficial owner of the shares beneficially owned by Roumell Asset Management and the Fund.

The percentage of the common stock set forth for each Reporting Person in this Item 5 was calculated based upon on the 29,756,911 shares of common stock outstanding as of March 13, 2020, as stated on the facing page of the Form 10-K for the year ended December 31, 2019, filed by the Issuer.

(c) During the 60-day period ended April 2, 2020, Roumell Asset Management conducted the following transactions in the Issuer's common stock on behalf of the Fund, as noted below. During the recent market volatility, Roumell Asset Management deemed it prudent to reduce exposure to several equity securities, of which ZAGG was one, as part of its portfolio risk management process. Prices do not reflect brokerage commissions paid. Roumell Asset Management client advisory accounts and Mr. Roumell did not have any transactions in the Issuers common stock during the 60-day period ended April 3, 2020.

Date No. of Shares Aggregate Price
03/24/2020 121,611 408,065.71
03/25/2020 20,000 65,094.00

(d) Investors in the Fund have the right to receive or direct the receipt of dividends from the 1,110,926 shares of the Issuers common stock, but proceeds from the sale of such shares become assets of the Fund. Roumell Asset Managements advisory clients have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the 80,770 shares of the Issuers common stock. Mr. Roumell has the right, through his personal account, to receive dividends from, or the proceeds from the sale of, the 2,000 shares of the Issuers common stock.

(e) Not applicable.
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:
The Investment Advisory Agreement between Roumell Asset Management and its clients for whom Roumell Asset Management conducted the acquisition of the subject shares provides that Roumell Asset Management has shared authority to vote and discretionary authority to acquire or dispose of securities such as the subject shares, provided that clients can cause a disposition by requesting their account be liquidated or transferred to another investment adviser or brokerage firm.
ITEM 7.	MATERIALS TO BE FILES AS EXHIBITS:
Exhibit 7.01 Joint Filing Agreement by and among the Reporting Persons, dated April 3, 2020.

CUSIP No.: 9884U108
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
April 03 2020	Roumell Asset Management, LLC By: /s/ James C. Roumell Name: James C. Roumell Title: President
April 03 2020	James C. Roumell By: /s/ James C. Roumell Name: James C. Roumell Title:
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: 9884U108
Exhibit 7.01

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them this Schedule 13D (including further amendments thereto) with respect to the common stock of ZAGG Inc., and that this Joint Filing Agreement be included as an exhibit to such joint filing.

This Joint Filing Agreement may be executed in one or more counterparts, and each such counterpart shall be an original but all of which, taken together, shall constitute but one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of this 3rd day of April 2020.

ROUMELL ASSET MANAGEMENT, LLC
By: /s/ James C. Roumell
James C. Roumell, President

By: /s/ James C. Roumell
James C. Roumell